Exhibit 4.4.1.10

Synopsis of terms of employment for Peter Abraham

Mr Abraham does not have a formally documented employment contract.  The terms of his employment are a combination of common law and statutory provisions and terms agreed between Mr Abraham and the company.  His employment is also subject to a Federal staff award and agreements between the company and the CSR & Rinker Salaried Staff Association.  The key provisions include:

•                  Term of employment - other than in the case of misconduct, the company is required to give 12 months notice of termination, or may provide payment in lieu of notice.  If payment in lieu of notice is given, the amount will be equivalent to 12 months total remuneration - including at least target incentives.  If he is made redundant, Mr Abraham is entitled to the greater of: (a) the amount referred to in the previous sentence; or (b) 3 months base remuneration (base remuneration is equivalent to approximately 75% of fixed remuneration) plus 0.7 months base remuneration per year of service, up to a maximum of 24 months base remuneration.  Unpaid amounts of accrued leave are also payable.  Mr Abraham is required to give 3 months notice of termination.

•                  Fixed remuneration is reviewed annually.  Mr Abraham is eligible to participate in both long and short-term incentive plans.

•                  Employee share plans - Mr Abraham is entitled to participate in employee share plans available to Australian executives and employees.

•                  Superannuation - Mr Abraham is a member of a Rinker group sponsored superannuation fund and is entitled to benefits in accordance with the rules of that fund.

•                  Leave entitlements - Mr Abraham is entitled to leave in accordance with the Federal staff award.